UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUNTERRA CORPORATION
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
86787D 20 8
(CUSIP Number of Class of Securities)
CD Capital Management LLC 2 North Riverside Plaza, Suite 720 Chicago, Illinois 60606 Attention: John Ziegelman Telephone: (312) 466-3226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:
Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter N. Lieberman, Esq. Telephone: (312) 456-8400
December 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 2 of 23 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 315,085 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 953,006 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

953,006

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA, OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 2 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 3 of 23 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 340,085 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 978,006 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

978,006

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 3 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 4 of 23 Pages

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 04-3818748

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 782,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 782,000 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 4 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 5 of 23 Pages

1.	NAME OF REPORTING PERSON: New World Opportunity Partners II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 42-1681457

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 290,122 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,122

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 5 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 6 of 23 Pages

1.	NAME OF REPORTING PERSON: NWFP I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3708673

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 171,312 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,312

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 6 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 7 of 23 Pages

1.	NAME OF REPORTING PERSON: EGI-NP Investments, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

32-0091068

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 135,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 7 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 8 of 23 Pages

1.	NAME OF REPORTING PERSON: The Jay Pritzker Foundation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

02-0550210

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 41,487 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,487

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 8 of 23 Pages)

CUSIP No. 86787D 20 8	SCHEDULE 13D	Page 9 of 23 Pages

1.	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

36-4337005

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 25,000 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER 25,000 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,472,534 shares of Common Stock of Sunterra Corporation outstanding on December 9, 2005.

(Page 9 of 23 Pages)

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Statement of Beneficial Ownership on Schedule 13D (this ‘‘Schedule 13D’’) relates to the common stock, $0.01 par value (the ‘‘Common Stock’’), of Sunterra Corporation, a Maryland corporation (the ‘‘Issuer’’), having its principal executive offices at 3865 W. Cheyenne Avenue, Building No. 5, North Las Vegas, Nevada 89032.

ITEM 2.    IDENTITY AND BACKGROUND

(a), (b) and (c) This Schedule 13D is being filed jointly by CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), New World Opportunity Partners II, LLC, a Delaware limited liability company (‘‘NWOP II’’), NWFP I LLC, a Delaware limited liability company (‘‘NWFP’’), EGI-NP Investments, L.L.C., a Delaware limited liability company (‘‘EGI-NP’’), The Jay Pritzker Foundation, an Illinois private foundation (‘‘JPF’’), and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, Magnetar, NWOP II, NWFP, EGI-NP and JPF, the ‘‘Reporting Persons’’).

CD Capital / Mr. Ziegleman

The manager and sole member of CD Capital is ZPII, L.P., a Delaware limited partnership (‘‘ZP-II LP’’). C3 Management Inc., a Delaware corporation (‘‘C3’’), is the general partner of ZP-II LP. Mr. Ziegelman is the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding common stock of C3, and the President of CD Capital. Maria D. Suh (‘‘Ms. Suh’’) is the Secretary of C3.

CD Capital is principally engaged in the business of providing investment management services to various investment funds and managed accounts and of acquiring, holding, voting and disposing of various portfolio securities investments. ZP-II LP’s principal business is serving as manager and sole member of CD Capital. C3’s principal business is serving as general partner of ZP-II LP. Mr. Ziegelman’s principal occupation is serving as Chairman of the Board, President and Treasurer of C3 and as President of CD Capital. In such capacity, Mr. Ziegelman acts as investment manager of the investment funds and managed accounts to which CD Capital provides investment management services. Mr. Ziegelman also serves as Managing Agent and co-general partner of ZP-LP. Ms. Suh’s principal occupation is serving as Secretary of C3.

The business address of each of CD Capital, ZP-II LP, C3, Mr. Ziegelman and Ms. Suh is 2 North Riverside Plaza, Suite 720, Chicago, Illinois 60606.

Magnetar

The manager and sole member of Magnetar is Magnetar Capital Partners LLC, a Delaware limited liability company (‘‘MCP’’). MCP is principally owned by Supernova Management LLC, a Delaware limited liability company (‘‘Supernova’’), which is majority owned by Alec N. Litowitz (‘‘Mr. Litowitz’’). Mr. Litowitz has ultimate control of Supernova, as well as MCP and Magnetar.

Magnetar is principally engaged in the business of providing investment management services to various investment funds and managed accounts and of acquiring, holding, voting and disposing of various portfolio security investments on behalf of such investment funds and managed accounts as are advised by Magnetar. MCP’s principal business is serving as a holding company for Magnetar and affiliated entities. Supernova’s principal business is serving as a holding company for MCP. Mr. Litowitz’s principal business is directing the investment management activities of Magnetar and its affiliates. In such capacity, Mr. Litowitz acts as Chief Investment Officer of Magnetar, which in turn acts as investment manager of the investment funds and managed accounts to which Magnetar provides investment services.

The business address of each of Magnetar, MCP, Supernova and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(Page 10 of 23 Pages)

NWOP II

The managing member of NWOP II is Michael Brodsky. NWOP II also provides for a special member who has the power to remove and replace Mr. Brodsky as the managing member. The special member of NWOP II is the trustee of the A.N.P. 1 Trust who is Lewis M. Linn. The A.N.P. 1 Trust provides that the trustee may be removed by the trust's protector who is Jon B. Kutler.

The business address of each NWOP II and Michael Brodsky is 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201. The business address of each A.N.P. 1 Trust and Lewis M. Linn is Linn, Thurber, Arnold & Skrabanek, LLP, 3555 Timmons Lane, Suite 800, Houston, TX 77027. The business address of Jon B. Kutler is 11100 Santa Monica Blvd, 10th Floor, Los Angeles, CA 90025.

NWFP

The manager of NWFP is Michael Brodsky. NWFP also provides for a special manager who has the power to remove and replace Mr. Brodsky as the manager. The special manager of NWFP is Thomas Muenster.

The business address of each NWFP, Michael Brodsky and Thomas Muenster is 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

EGI-NP

The managing member of EGI-NP is SZ Investments, L.L.C., a Delaware limited liability company (‘‘SZI’’). Samuel Zell is the President of SZI and the Chairman of the Board of Directors of Equity Group Investments, L.L.C. (‘‘EGI’’); Donald J. Liebentritt is a Vice President of SZI and the President of EGI; William C. Pate is a Vice President of SZI and the Managing Director of EGI; and Philip Tinkler is the Treasurer of SZI and the Chief Financial Officer and Treasurer of EGI.

SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of the Trusts is Chai Trust Company, L.L.C., a Delaware limited liability company (‘‘Chai Trust’’; together with SZI and EGI-NP, the ‘‘EGI Entities’’). Donald J. Liebentritt is the President and a Managing Director of Chai Trust. Bert Cohen is a Managing Director of Chai Trust and is also a semi-retired investor. Kellie Zell Harper is a Managing Director of Chai Trust and also works as a homemaker. Leah Zell Wagner is a Managing Director of Chai Trust and is also a private investor. JoAnn Zell Gillis is a Managing Director of Chai Trust and is also a physician. Matthew Zell is a Managing Director of Chai Trust and an employee of EGI. Robert M. Levin is Senior Trust Officer and a Managing Director of Chai Trust and is also a partner in the law firm Levin & Schreder Ltd. James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust, and is also the Vice President—Taxes of EGI.

The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Bert Cohen’s residence is 5000-4A Estate Enighed, #65, St. John, VI 00830. Leah Zell Wagner’s business address is 227 West Monroe Street, Chicago, Illinois 60603. Robert M. Levin’s business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

JPF

JPF was formed as a private foundation and is in the business of making charitable donations. The President of JPF is Daniel F. Pritzker. The Secretary of JPF is Karen M. Pritkzer. The Treasurer of JPF is Diana E. Conway. Each of Daniel F. Pritzker, Karen M. Pritzker and Diana E. Conway is also a director of JPF. Daniel F. Pritzker is a musician. Karen M. Pritzker and Diana E. Conway work as homemakers. The principal business address of JPF as well as each of its officers is c/o Eric D. Brandfonbrener, Perkins Coie LLP, 131 South Dearborn Street, Suite 1700, Chicago, Illinois 60603.

ZP-LP

Mr. Ziegelman and his wife, Debra Ziegelman (‘‘Mrs. Ziegelman’’), are the co-general partners of ZP-LP, and Mr. Ziegelman is the Managing Agent of ZP-LP. ZP-LP is principally engaged in the

(Page 11 of 23 Pages)

business of making investments for the benefit of Mr. Ziegelman and his immediate family. Mrs. Ziegelman’s principal occupation is serving as a general partner of ZP-LP. The business address of ZP-LP and Mrs. Ziegelman is 2 North Riverside Plaza, Suite 720, Chicago, Illinois 60606.

Relationship Among Reporting Persons

CD Capital Fund Agreements:    Pursuant to a Portfolio Management Agreement dated February 5, 2003 (the ‘‘Portfolio Management Agreement’’), between CD International Ltd. and CD Capital, and a Master Fund Management Agreement dated February 5, 2003 (the ‘‘Master Fund Management Agreement’’ and, together with the Portfolio Management Agreement, the ‘‘CD Capital Fund Agreements’’), between CD Capital and CD Investment Partners Ltd. (‘‘CD Investment’’), CD Capital acts as investment manager to CD Investment. CD Investment is an open-end investment company incorporated under the laws of the Cayman Islands to act as a master (repository) fund in which various other investment (feeder) funds invest their portfolio assets. CD Capital is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to CD Investment’s portfolio assets, including the Common Stock. The Portfolio Management Agreement may be terminated by the requisite vote of the stockholders of CD Investment; provided that such termination does not become effective until the 90th day following such vote. CD Capital may terminate the Portfolio Management Agreement upon 90 days’ prior notice. The Master Fund Management Agreement is coterminous with the Portfolio Management Agreement. The Portfolio Management Agreement and the Master Fund Management Agreement are attached to this Schedule 13D as Exhibits 4 and 5, respectively, and are incorporated by reference in their entirety in this Item 2.

CD Capital/Magnetar Consulting Agreement:    Pursuant to a Consulting Agreement entered into as of December 6, 2005, between Magnetar and CD Capital (the ‘‘Magnetar Consulting Agreement’’), Magnetar has agreed, in its capacity as investment manager of Magnetar Capital Master Fund, Ltd. (the ‘‘Magnetar Master Fund’’), to make acquisitions and dispositions of Common Stock (including any short sale or any loan, option or swap transaction) in a manner to be coordinated with CD Capital, and to provide CD Capital with periodic trading reports with respect thereto. In connection therewith, CD Capital has agreed to act as a strategic consultant to Magnetar with respect to such acquisitions and dispositions, and further, to advise Magnetar in advance of and consult with Magnetar with respect to all acquisitions and dispositions of Common Stock effected by CD Capital for the account of any other Reporting Person and with respect to all major strategic actions proposed to be taken by CD Capital with respect to the Common Stock and the Issuer.

During the term of the Magnetar Consulting Agreement, Magnetar has agreed, in its capacity as investment manager of the Magnetar Master Fund, to cause the shares of Common Stock held in the Magnetar Master Fund account to be voted as suggested by CD Capital, but only to the extent Magnetar deems such actions consistent with its fiduciary duties to the investors in the Magnetar Master Fund and in accordance with the investment guidelines set forth in the Magnetar Consulting Agreement. If Magnetar determines not to cause such shares of Common Stock to be voted as suggested by CD Capital (such that there no longer is an intention or desire to act jointly and in concert with the other Reporting Persons with respect thereto), Magnetar must notify CD Capital in writing at least five trading days in advance of any such vote (the ‘‘Magnetar Advance Notice Period’’) and upon receipt of such notice CD Capital may terminate the Magnetar Consulting Agreement. Upon such termination by CD Capital, CD Capital has certain rights to purchase directly from the Magnetar Master Fund any or all shares of Common Stock then held in the account of the Magnetar Master Fund, provided that any such purchase is expressly conditioned upon CD Capital and Magnetar mutually agreeing to the price at which such purchase is to be effected. Until expiration of the Magnetar Advance Notice Period (as the same may be extended for any applicable period during which CD Capital has the right to purchase shares of Common Stock directly from the Magnetar Master Fund (the "CD Purchase Period")), Magnetar must vote all shares of Common Stock held in the account of the Magnetar Master Fund as suggested by CD Capital. From and after the expiration of the Magnetar Advance Notice Period (and the CD Purchase Period), Magnetar may cause all shares of Common Stock held in the account of the Magnetar Master Fund to be voted in its discretion as investment manager of the Magnetar Master Fund.

(Page 12 of 23 Pages)

During the term of the Magnetar Consulting Agreement, CD Capital will provide suggestions to Magnetar on acquisitions and dispositions of Common Stock to be made by the Magnetar Master Fund. If CD Capital and Magnetar do not agree with respect to an acquisition or disposition or other transaction in respect of Common Stock proposed to be effected for the account of the Magnetar Master Fund (such that there no longer is an intention or desire to act jointly and in concert with the other Reporting Persons with respect thereto), Magnetar must notify CD Capital in writing thereof (the "Disagreement Notice"), and thereafter, Magnetar may terminate the Magnetar Consulting Agreement; provided that such termination will not become effective until the expiration of the fifth trading day next following delivery of the Disagreement Notice. From and after expiration of such fifth trading day, Magnetar may effect acquisitions and dispositions of Common Stock for the account of the Magnetar Master Fund as it determines in its discretion as investment manager of the Magnetar Master Fund. Upon such termination by Magnetar (and following the effectiveness of certain other termination events set forth in Section 6 of the Magnetar Consulting Agreement), CD Capital has the right to purchase directly from the Magnetar Master Fund any or all shares of Common Stock then held in the account of the Magnetar Master Fund, provided that any such purchase is expressly conditioned upon CD Capital and Magnetar mutually agreeing to the price at which such purchase is to be effected.

In effect, therefore, although all acquisitions and dispositions of Common Stock for the account of the Magnetar Master Fund are directed exclusively by Magnetar, as investment manager of the Magnetar Master Fund, during the term of the Magnetar Consulting Agreement such transactions must be made in coordination with CD Capital, and may not be effected otherwise prior to termination of the Magnetar Consulting Agreement as described above. The Magnetar Consulting Agreement is attached to this Schedule 13D as Exhibit 10 and is incorporated by reference in its entirety in this Item 2.

CD Capital/NWOP II Account Management Agreement:    Pursuant to an Account Management Agreement dated November 9, 2005, between CD Capital and NWOP II (the ‘‘NWOP II Account Management Agreement’’), CD Capital acts as investment manager of a certain managed account of NWOP II comprised of cash and shares of Common Stock. CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the Common Stock in NWOP II’s managed account. CD Capital and NWOP II share voting decisions with respect to such Common Stock; provided that any voting decisions that cannot be agreed to by CD Capital and NWOP II shall be made by NWOP II. The NWOP II Account Management Agreement may be terminated at any time by either CD Capital or NWOP II upon written notice by either party to the other of such termination. The NWOP II Account Management Agreement is attached to this Schedule 13D as Exhibit 8 and is incorporated by reference in its entirety in this Item 2.

CD Capital/NWFP Account Management Agreement:    Pursuant to an Account Management Agreement dated November 8, 2005, between CD Capital and NWFP (the ‘‘NWFP Account Management Agreement’’), CD Capital acts as investment manager of a certain managed account of NWFP comprised of cash and shares of Common Stock. CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the Common Stock in NWFP’s managed account. CD Capital and NWFP share voting decisions with respect to such Common Stock; provided that any voting decisions that cannot be agreed to by CD Capital and NWFP shall be made by NWFP. The NWFP Account Management Agreement may be terminated at any time by either CD Capital or NWFP upon written notice by either party to the other of such termination. The NWFP Account Management Agreement is attached to this Schedule 13D as Exhibit 9 and is incorporated by reference in its entirety in this Item 2.

CD Capital/EGI-NP Account Management Agreement:    Pursuant to an Account Management Agreement dated June 17, 2005, between CD Capital and EGI-NP (the ‘‘EGI-NP Account Management Agreement’’), CD Capital acts as investment manager of a certain managed account of EGI-NP comprised of cash and portfolio securities, including, but not limited to, shares of Common Stock. CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the portfolio securities in EGI-NP’s managed account, including the Common Stock. Unless CD Capital is expressly granted voting power and authority by EGI-NP, CD

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Capital does not have any power or authority to effect voting decisions with respect to such securities, including the Common Stock. The EGI-NP Account Management Agreement may be terminated at any time by either CD Capital or EGI-NP upon written notice by either party to the other of such termination. The EGI-NP Account Management Agreement is attached to this Schedule 13D as Exhibit 6 and is incorporated by reference in its entirety in this Item 2.

CD Capital/JPF Account Management Agreement:    Pursuant to an Account Management Agreement dated June 29, 2005, between CD Capital and JPF (the ‘‘JPF Account Management Agreement’’), CD Capital acts as investment manager of a certain managed account of JPF comprised of cash and portfolio securities, including, but not limited to, shares of Common Stock. CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the portfolio securities in JPF’s managed account, including the Common Stock. Unless CD Capital is expressly granted voting power and authority by JPF, CD Capital does not have any power or authority to effect voting decisions with respect to such securities, including the Common Stock. The JPF Account Management Agreement may be terminated at any time by either CD Capital or JPF upon written notice by either party to the other of such termination. The JFP Account Management Agreement is attached to this Schedule 13D as Exhibit 7 and is incorporated by reference in its entirety in this Item 2.

ZP-LP Limited Partnership Agreement:    CD Capital does not provide any investment management or other related services to ZP-LP. Pursuant to an Agreement of Limited Partnership for ZP-LP dated as of December 28, 1999, by and among ZP-LP, Mr. Ziegelman, Mrs. Ziegelman and the limited partners named therein (the ‘‘ZP-LP Agreement’’), the Managing Agent of ZP-LP, if one is appointed, has sole power and authority to effect acquisitions, dispositions and voting decisions with respect to ZP-LP’s portfolio assets, including the Common Stock. If no managing agent is appointed, ZP-LP’s two co-general partners, acting jointly, have the power and authority to effect acquisitions, dispositions and voting decisions with respect to such securities. Mr. Ziegelman is presently the Managing Agent of ZP-LP and, accordingly, has sole power and authority to effect acquisitions, dispositions and voting decisions with respect to ZP-LP’s portfolio assets, including the Common Stock. The ZP-LP Agreement is attached to this Schedule 13D as Exhibit 11 and is incorporated by reference in its entirety in this Item 2.

ZP-LP and CD Capital may be deemed to be ‘‘affiliates’’ (as such term is defined in Rule 501(b) under the Securities Act of 1933, as amended (the ‘‘Securities Act’’)). There are no agreements, arrangements or understandings between ZP-LP and CD Capital with respect to the Issuer or the Common Stock, CD Capital has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which ZP-LP may be deemed to beneficially own, and ZP-LP has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which CD Capital may be deemed to beneficially own.

(d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Any disclosures made in this Schedule 13D with respect to the historical financial results, business or operations of the Issuer which are not expressly attributed herein to the beliefs or opinions of the Reporting Persons, are derived entirely from the Issuer’s registrations, reports, statements and public announcements made by the Issuer under the Securities Act, the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and the Nasdaq Marketplace Rules (the ‘‘Issuer’s Public Filings’’), and the Reporting Persons in quoting from or repeating any information or disclosures made or contained in the Issuer’s Public Filings do not assume any responsibility therefor and have not independently verified the accuracy or completeness thereof.

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ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases of Common Stock were made in open market transactions with investment funds of the Reporting Persons in accounts under management, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases was approximately $21,798,795, consisting of approximately $3,717,236 by CD Investment, approximately $10,117,453 by Magnetar, approximately $3,455,879 by NWOP II, approximately $1,990,012 by NWFP, approximately $1,684,414 by EGI-NP, approximately $526,606 by JPF, and approximately $307,195 by ZP-LP.

ITEM 4.    PURPOSE OF TRANSACTION

A. Overview

CD Capital (for the accounts of CD Investment, EGI-NP, JPF, NWOP II and NWFP), ZP LP (for its own account) and Magnetar (for the account of the Magnetar Master Fund) made the investment decision to acquire beneficial ownership of the shares of Common Stock because, in their judgment, the Common Stock is undervalued and represents an attractive investment opportunity.

CD Capital has continuously managed shares of Common Stock in the account of CD Investment for approximately the last two years. Since mid-October 2005, Mr. Ziegelman has communicated with the Issuer’s senior management to express his belief that the Common Stock is undervalued and his desire to help the Issuer develop and execute operating and transaction strategies designed to maximize the value of the Common Stock and to more effectively communicate such strategies to the investor community. To help achieve these and related objectives in the best interests of the Issuer, its stockholders and its other corporate constituents, Mr. Ziegelman has further advised the Issuer that he believes the Board should be composed of independent directors with substantially more industry and business segment experience than the Issuer's current directors, and that the Issuer should explore strategic alternatives to maximize Common Stock value.

B. Contacts and Correspondence

On November 3, 2005, Mr. Ziegelman attended a meeting with Nicholas J. Benson, the Issuer’s President and Chief Executive Officer, and Brian Coy, the Issuer’s Vice President of Corporate Development, at the Issuer’s executive offices in North Las Vegas, Nevada. During the meeting, Mr. Ziegelman informed Messrs. Benson and Coy of his intention and desire to work with the Issuer to help identify, attract and elect one or more highly qualified independent directors to the Issuer’s board of directors (the ‘‘Board’’), who, in his view, possess critically needed industry and business segment experience, and requested a meeting with the appropriate independent members of the Board to discuss the foregoing.

On November 15, 2005, Mr. Ziegelman provided Mr. Benson with the name, qualifications and background of Mr. Sean Greene as a proposed Board nominee (the ‘‘Nominee’’), and disclosed his intention to formally submit the Nominee to the Issuer’s Governance and Nominating Committee (the ‘‘Committee’’) and the full Board for nomination at the Issuer’s 2006 Annual Meeting of Stockholders (the ‘‘2006 Annual Meeting’’) as a director in accordance with the Issuer’s Amended and Restated Bylaws (the ‘‘Bylaws’’).

On November 16, 2005, Mr. Ziegelman convened a telephone conference with Mr. Benson and with David Gubbay, the Issuer’s Chairman of the Board, to reiterate his views regarding the market price of the Common Stock and to discuss more generally the Issuer’s recent operating and financial performance and his perception of the lack of effective management communication with the Issuer's stockholders. Mr. Ziegelman again discussed his views regarding the composition of the Board.

To preserve the right to nominate the Nominee as a director candidate and to solicit and deliver to the Issuer proxies for the election of the Nominee at the 2006 Annual Meeting, by letter dated November 22, 2005, addressed to the Committee and Mr. Frederick C. Bauman, the Issuer’s Vice President, General Counsel and Secretary, and in accordance with the Bylaws (the ‘‘Nomination Letter’’), CD Capital and CD Investment formally submitted in writing to the Issuer the name,

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qualifications and background of the Nominee, together with the additional information required by the Bylaws with respect to director nominations. A copy of the Nomination Letter is attached to this Schedule 13D as Exhibit 2 and is incorporated by reference in this Item 4 in its entirety.

By letter dated November 29, 2005 (the ‘‘Response Letter’’), the Issuer notified Mr. Ziegelman that the Nomination Letter and the credentials of the Nominee were referred to the Committee, that the Committee believed the present composition of the Board was appropriate, that all of the present Board members would stand for reelection at the 2006 Annual Meeting, and that the Committee did not believe that any of the Issuer's incumbent directors should be replaced. The Response Letter also stated the Issuer's belief that the Nomination Letter was not submitted on a timely basis. A copy of the Response Letter is attached to this Schedule 13D as Exhibit 3 and is incorporated by reference in this Item 4 in its entirety.

On December 7, 2005, the Reporting Persons’ collective beneficial ownership first exceeded 5% of the Issuer’s outstanding shares of Common Stock.

On December 8, 2005, Mr. Ziegelman notified Messrs. Benson and Gubbay that he was disappointed by the Response Letter and reiterated his desire to meet promptly with Messrs. Benson, Gubbay and independent directors to discuss the Nominee and, in addition, a second potential director candidate. Mr. Benson advised Mr. Ziegelman that he would not be able to organize, or be available to participate in, any such meeting prior to mid-January 2006.

On December 13, 2005, Mr. Benson reiterated to Mr. Ziegelman that he would be unavailable to meet prior to mid-January 2006.

C.    Plans and Proposals

Except as set forth herein or as would occur in connection with and upon completion of any of the actions and matters discussed in this Item 4, none of the Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to closely monitor and evaluate the Issuer’s business, financial performance and prospects and their investments in the Issuer on a continuing basis and to continue to communicate their views to the Issuer. The Reporting Persons also reserve the right to communicate with other stockholders of the Issuer, industry analysts and other constituents to express their views of the Issuer, its management and the Board.

Depending on various factors, including, without limitation, the Issuer’s financial performance, the market price of the Common Stock, changes in law or government regulations, tax considerations, the interests of investors for whom the Reporting Persons manage investment accounts, developments affecting the Issuer and its prospects, conditions in the securities markets, general economic and industry conditions, and international geopolitical events, the Reporting Persons may consider various courses of action with respect to the Issuer, its Board and its management and may exercise any and all of their respective rights as stockholders of the Issuer. Such actions may include, without limitation, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time, in any single transaction or series of transactions, the following:

(i) purchasing additional shares of Common Stock on the open market, in privately negotiated transactions, or otherwise;

(ii) selling some or all of the Reporting Persons’ shares of Common Stock on the open market, in privately negotiated transactions, or otherwise;

(iii) compositional changes to the Board;

(iv) compositional changes to the Issuer’s senior management team;

(v) material changes in the Issuer’s business or corporate structure;

(vi) material changes in the present capitalization or dividend policy of the Issuer;

(vii) changes to the Issuer’s charter and Bylaws;

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(viii) changes in the Issuer’s corporate governance policies, procedures and practices, and with respect to the Issuer's business plan and operating strategies;

(ix) extraordinary corporate transactions, including, without limitation, mergers, acquisitions, joint ventures, dispositions, divestitures, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer; and

(x) taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 19, 2005, the Reporting Persons beneficially owned in the aggregate 1,760,006 shares of Common Stock, representing approximately 9.0% of the shares of Common Stock presently outstanding, based upon the 19,472,534 shares of Common Stock reported by the Issuer to be outstanding as of December 9, 2005 in the Issuer’s Annual Report on Form 10-K for its fiscal year ended September 30, 2005 filed with the Securities and Exchange Commission (the ‘‘Commission’’) on December 14, 2005 (the ‘‘Outstanding Shares’’). The Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

Name of Reporting Person	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares
Mr. Ziegelman	978,006	5.0%
CD Capital	953,006	4.9%
Magnetar	782,000	4.0%
NWOP II	290,122	1.5%
NWFP	171,312	0.9%
EGI-NP	135,000	0.7%
JPF	41,487	0.2%
ZP-LP	25,000	0.1%

CD Capital / Mr. Ziegelman

Pursuant to the CD Capital Fund Agreements, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to CD Investment’s portfolio assets, including 315,085 shares of Common Stock, constituting approximately 1.6% of the Outstanding Shares.

Pursuant to the NWOP II Account Management Agreement, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the 290,122 shares of Common Stock, constituting approximately 1.5% of the Outstanding Shares, in NWOP II’s managed account. CD Capital and NWOP II share voting decisions with respect to such shares of Common Stock; provided that any voting decisions that cannot be agreed to by CD Capital and NWOP II shall be made by NWOP II.

Pursuant to the NWFP Account Management Agreement, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the 171,312 shares of Common Stock, constituting approximately 0.9% of the Outstanding Shares, in NWFP’s managed account. CD Capital and NWFP share voting decisions with respect to such shares of Common Stock; provided that any voting decisions that cannot be agreed to by CD Capital and NWFP shall be made by NWFP.

Pursuant to the EGI-NP Account Management Agreement, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the portfolio securities in EGI-NP’s managed account, including, but not limited to, 135,000 shares of Common Stock, constituting approximately 0.7% of the Outstanding Shares. Unless CD Capital is expressly granted voting power and authority by EGI-NP, CD Capital does not have any power or authority to effect voting decisions with respect to such securities, including the Common Stock.

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Pursuant to the JPF Account Management Agreement, CD Capital is attorney-in-fact with sole power and authority to effect acquisitions and dispositions with respect to the portfolio securities in JPF’s managed account, including, but not limited to, 41,487 shares of Common Stock, constituting approximately 0.2% of the Outstanding Shares. Unless CD Capital is expressly granted voting power and authority by JPF, CD Capital does not have any power or authority to effect voting decisions with respect to such securities, including the Common Stock.

Accordingly, by virtue of the foregoing relationships between CD Capital and each of CD Investment, NWOP II, NWFP, EGI-NP and JPF, CD Capital may be deemed to beneficially own an aggregate of 953,006 shares of Common Stock, constituting approximately 4.9% of the Outstanding Shares, consisting of: the 315,085 shares of Common Stock held in the account of CD Investment; the 290,122 shares of Common Stock beneficially owned by NWOP II; the 171,312 shares of Common Stock beneficially owned by NWFP; the 135,000 shares of Common Stock beneficially owned by EGI-NP; and the 41,487 shares of Common Stock beneficially owned by JPF.

ZP-II LP, as the manager and sole member of CD Capital, may be deemed to beneficially own the 953,006 shares of Common Stock which CD Capital may be deemed to beneficially own. C3, as the general partner of ZP-II LP, may be deemed to beneficially own the 953,006 shares of Common Stock which ZP-II LP may be deemed to beneficially own. Mr. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, may be deemed to beneficially own the 953,006 shares of Common Stock which C3 may be deemed to beneficially own.

Magnetar

Pursuant to an investment management agreement between Magnetar and the Magnetar Master Fund dated August 29, 2005 (the ‘‘Magnetar IMA’’), Magnetar is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to the Magnetar Master Fund’s portfolio assets, including 782,000 shares of Common Stock, constituting approximately 4.0% of the Outstanding Shares. Accordingly, pursuant to such relationship between Magnetar and the Magnetar Master Fund, Magnetar may be deemed to beneficially own the 782,000 shares of Common Stock held in the account of the Magnetar Master Fund. MCP, as the manager and sole member of Magnetar, may be deemed to beneficially own the 782,000 shares of Common Stock which Magnetar may be deemed to beneficially own. Supernova, as manager and principal owner of MCP, may be deemed to beneficially own the 782,000 shares of Common Stock which MCP may be deemed to beneficially own. Mr. Litowitz, as the person with ultimate control over the activities of Magnetar, MCP and Supernova, and as majority owner of Supernova, may be deemed to beneficially own the 782,000 shares of Common Stock which Supernova may be deemed to beneficially own.

NWOP II

NWOP II beneficially owns 290,122 shares of Common Stock, constituting approximately 1.5% of the Outstanding Shares. Michael Brodsky, as the managing member of NWOP II, may be deemed to beneficially own the 290,122 shares of Common Stock which NWOP II may be deemed to beneficially own. NWOP II also provides for a special member who has the power to remove and replace Mr. Brodsky as the managing member. The special member of NWOP II is the trustee of the A.N.P. 1 Trust who is Lewis M. Linn. The A.N.P. 1 Trust provides that the trustee may be removed by the trust's protector who is Jon B. Kutler. Accordingly, each of Messrs. Linn and Kutler may be deemed to beneficially own the 290,122 shares of Common Stock which Mr. Brodsky may be deemed to beneficially own.

NWFP

NWFP beneficially owns 171,312 shares of Common Stock, constituting approximately 0.9% of the Outstanding Shares. Michael Brodsky, as the manager of NWFP, may be deemed to beneficially own the 171,312 shares of Common Stock which NWFP may be deemed to beneficially own. NWFP also provides for a special manager who has the power to remove and replace Mr. Brodsky as the manager. The special manager of NWFP is Thomas Muenster. Accordingly, Mr. Muenster may be deemed to beneficially own the 171,312 shares of Common Stock which Mr. Brodsky may be deemed to beneficially own.

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EGI-NP

EGI-NP beneficially owns 135,000 shares of Common Stock, constituting approximately 0.7% of the Outstanding Shares. SZI, as the managing member of EGI-NP, may be deemed to beneficially own the 135,000 shares of Common Stock which EGI-NP may be deemed to beneficially own. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. Chai Trust, as the trustee of each of such trusts, may be deemed to beneficially own the 135,000 shares of Common Stock which SZI may be deemed to beneficially own.

JPF

JPF beneficially owns 41,487 shares of Common Stock, constituting approximately 0.2% of the Outstanding Shares. Daniel F. Pritzker, as the President and a director of JFP, Karen M. Pritzker, as the Secretary and a director of JFP, and Diana E. Conway, as the Treasurer and a director of JFP, may be deemed to beneficially own the 41,487 shares of Common Stock which JFP may be deemed to beneficially own.

ZP-LP / Mr. Ziegelman

ZP-LP beneficially owns 25,000 shares of Common Stock, constituting approximately 0.1% of the Outstanding Shares. Mr. Ziegelman, as the Managing Agent and a co-general partner of ZP-LP, and Mrs. Ziegelman, as a co-general partner of ZP-LP, may be deemed to beneficially own the 25,000 shares of Common Stock which ZP-LP may be deemed to beneficially own.

ZP-LP and CD Capital may be deemed to be ‘‘affiliates’’ (as such term is defined in Rule 501(b) under the Securities Act). There are no agreements, arrangements or understandings between ZP-LP and CD Capital with respect to the Issuer or the Common Stock, CD Capital has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which ZP-LP may be deemed to beneficially own, and ZP-LP has no power or authority to effect acquisitions, dispositions or voting decisions with respect to any shares of Common Stock which CD Capital may be deemed to beneficially own. Accordingly, ZP-LP disclaims beneficial ownership of any shares of Common Stock beneficially owned by CD Capital, and CD Capital disclaims beneficial ownership of any shares of Common Stock beneficially owned by ZP-LP.

Except as otherwise expressly set forth herein, each Reporting Person, and each other person or entity named in Item 2, expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other person or entity, other than, to the extent of any pecuniary interest therein, the various accounts under their management and control, and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) of the Exchange Act or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person or entity is a beneficial owner of any such shares.

(b)

CD Capital / Mr. Ziegelman

Pursuant to the CD Capital Fund Agreements, CD Capital has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 315,085 shares of Common Stock held in CD Investment’s account. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

Magnetar

Pursuant to the Magnetar IMA, Magnetar has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 782,000 shares of Common Stock held in the account of the Magnetar Master Fund. MCP, Supernova and Mr. Litowitz may be deemed to share with Magnetar the power to vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

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NWOP II

Pursuant to the NWOP II Account Management Agreement, CD Capital has sole power to dispose or to direct the disposition of the 290,122 shares of Common Stock which NWOP II may be deemed to beneficially own, and CD Capital and NWOP II share the power to vote or to direct the vote with respect to such shares of Common Stock. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to dispose or to direct the disposition of such shares of Common Stock, and ZP-II LP, C3, Mr. Ziegelman, Brodsky, Linn and Kutler may be deemed to share with CD Capital and NWOP II the power to vote or to direct the vote with respect to such shares of Common Stock.

NWFP

Pursuant to the NWFP Account Management Agreement, CD Capital has sole power to dispose or to direct the disposition of the 171,312 shares of Common Stock which NWFP may be deemed to beneficially own, and CD Capital and NWFP share the power to vote or to direct the vote with respect to such shares of Common Stock. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to dispose or to direct the disposition of such shares of Common Stock, and ZP-II LP, C3, Mr. Ziegelman, Brodsky and Muenster may be deemed to share with CD Capital and NWFP the power to vote or to direct the vote with respect to such shares of Common Stock.

EGI-NP

Pursuant to the EGI-NP Account Management Agreement, CD Capital has sole power to dispose or to direct the disposition of the 135,000 shares of Common Stock which EGI-NP may be deemed to beneficially own. Unless CD Capital is expressly granted voting power and authority by EGI-NP, EGI-NP has sole power to vote or to direct the vote with respect to such shares of Common Stock. SZI and Chai Trust may be deemed to share with EGI-NP the power to vote or to direct the vote with respect to such shares of Common Stock. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to dispose or to direct the disposition of such shares of Common Stock.

JFP

Pursuant to the JFP Account Management Agreement, CD Capital has sole power to dispose or to direct the disposition of the 41,487 shares of Common Stock which JPF may be deemed to beneficially own. Unless CD Capital is expressly granted voting power and authority by JFP, JFP has sole power to vote or to direct the vote with respect to such shares of Common Stock. Daniel F. Pritzker, Karen M. Pritzker and Diana E. Conway may be deemed to share with JPF the power to vote or to direct the vote with respect to such shares of Common Stock. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to dispose or to direct the disposition of such shares of Common Stock.

ZP-LP

Pursuant to the ZP-LP Agreement, Mr. Ziegelman has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 25,000 shares of Common Stock which ZP-LP may be deemed to beneficially own. ZP-LP and Mrs. Ziegelman may be deemed to share with Mr. Ziegelman the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

(c) Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock in the last 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.

Reference is made to Items 2 and 5 of this Schedule 13D, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Portfolio Management Agreement provides that CD Capital, as investment manager to CD Investment, is entitled to receive annually certain incentive fees, depending upon the performance of the assets contained in the account of CD Investment. The incentive fee is calculated as of each December 31 as a percentage of the increase, if any, in the net asset value per share of all portfolio securities held in the account of CD Investment in relation to the ‘‘High Water Mark’’ applicable to such securities. The ‘‘High Water Mark’’ per share of each class/series of portfolio securities in the account is defined in the Portfolio Management Agreement as the highest net asset value per share of such class/series as of any previous December 31, or $1,000, if higher. CD Capital also receives a monthly management fee equal to a percentage of the net asset value of the securities held in the fund. The Master Fund Management Agreement also provides that CD Capital shall be reimbursed by CD Investment for all expenses caused by CD Capital in managing CD Investment’s assets.

Pursuant to the Magnetar Consulting Agreement, Magnetar has agreed to reimburse CD Capital of all of CD Capital’s reasonable out-of-pocket expenses relating to CD Capital acting as lead investor and consultant; provided that such expenses are allocated pro rata among the other Reporting Persons based on the number of shares of Common Stock held by each other Reporting Person at the time of such allocation. Other than such reimbursement, Magnetar has no obligation to pay any fees or other compensation to CD Capital for its efforts and actions taken as lead investor or for its consulting services under the Magnetar Consulting Agreement.

Each of the EGI-NP Account Management Agreement, the JFP Account Management Agreement and the NWFP Account Management Agreement (collectively, the ‘‘Account Management Agreements’’), provides that CD Capital, as investment manager, is entitled to receive in respect of the subject managed account the following: (a) a monthly management fee (the ‘‘Management Fee’’) equal to a percentage of the net asset value of the securities held in the subject account as of the first day of each month, including any new contribution then being made and prior to accrual of the Management Fee and the Profit Allocation (defined below), and (b) an annual payment equal to a percentage of the increase, if any, in the net asset value per share of securities in such account in relation to the High Water Mark (the ‘‘Profit Allocation’’), prior to the accrual of the Profit Allocation being determined. As defined in the Account Management Agreements, the ‘‘High Water Mark’’ for a particular account is the highest net asset value of the securities held in the account as of any previous December 31 or the initial opening balance of the account, if higher. All brokerage commissions and other out-of-pocket direct investment expenses reasonably incurred by CD Capital in connection with transactions for the managed account will be paid out of the assets of the account, and are in addition to the Management Fee and Profit Allocation paid to CD Capital.

Pursuant to the NWOP II Account Management Agreement, all brokerage commissions and other out-of-pocket direct investment expenses reasonably incurred by CD Capital in connection with transactions for NWOP II’s managed account will be paid out of the assets of the managed account.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated as of December 7, 2005, made among the Reporting Persons.
Exhibit 99.2	Letter dated November 22, 2005, from CD Capital and CD Investment to the Issuer.
Exhibit 99.3	Letter dated November 29, 2005, from the Issuer to CD Capital.
Exhibit 99.4*	Portfolio Management Agreement dated February 5, 2003, between CD International and CD Capital.
Exhibit 99.5	Master Fund Management Agreement dated February 5, 2003, between CD Capital and CD Investment.
Exhibit 99.6*	Account Management Agreement dated June 17, 2005, between CD Capital and EGI-NP.
Exhibit 99.7*	Account Management Agreement dated June 29, 2005, between CD Capital and JPF.
Exhibit 99.8*	Account Management Agreement dated November 9, 2005, between CD Capital and NWOP II.
Exhibit 99.9*	Account Management Agreement dated November 8, 2005, between CD Capital and NWFP.
Exhibit 99.10	Consulting Agreement dated as of December 6, 2005, between Magnetar and CD Capital.
Exhibit 99.11	Agreement of Limited Partnership for ZP-LP dated as of December 28, 1999, by and among ZP-LP, Mr. Ziegelman, Mrs. Ziegelman and the limited partners named therein.

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

(Page 22 of 23 Pages)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 19, 2005

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman

Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Alec Litowitz

Name: Alec Litowitz Title: Chief Executive Officer
NEW WORLD OPPORTUNITY PARTNERS II, LLC
By: /s/ Michael Brodsky

Name: Michael Brodsky Title: Managing Member
NWFP I LLC
By: /s/ Michael Brodsky

Name: Michael Brodsky Title: Manager
EGI-NP INVESTMENTS, L.L.C.
By: /s/ Philip G. Tinkler

Name: Philip G. Tinkler Title: Treasurer
THE JAY PRITZKER FOUNDATION
By: /s/ Daniel F. Pritzker

Name: Daniel F. Pritzker Title: President
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman

Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman

JOHN D. ZIEGELMAN

(Page 23 of 23 Pages)

SCHEDULE A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person during the past 60 days. All transactions were effectuated in the open market through a broker.

Purchase (Sale) of Shares effected by CD Capital for the account of CD Investment

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(1)
10/20/2005	3,705	12.75	47,238.75
10/21/2005	1,779	12.25	21,792.75
10/24/2005	2,076	12.2429	25,416.26
10/25/2005	8,000	12.0611	96,488.80
10/26/2005	8,000	11.6897	93,517.60
10/27/2005	6,400	11.4768	73,451.52
10/31/2005	9,929	11.98	118,949.42
11/1/2005	730	11.8486	8,649.48
11/4/2005	4,000	11.7934	47,173.60
11/7/2005	1,500	11.69	17,535.00
11/8/2005	5,000	11.5524	57,762.00
12/5/2005	5,000	11.65	58,250.00

(1) Excludes commissions and other execution-related costs.

Purchase (Sale) of Shares effected by Magnetar for the account of the Magnetar Master Fund

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(2)
12/07/2005	189,500	11.776	2,231,552.00
12/08/2005	25,000	12.2947	307,367.50
12/09/2005	50,000	12.5983	629,915.00
12/12/2005	50,000	12.9311	646,555.00
12/13/2005	100,000	13.1845	1,318,450.00
12/14/2005	154,500	13.2364	2,045,023.80
12/15/2005	25,000	13.45	336,250.00
12/16/2005	100,000	13.7488	1,374,880.00
12/19/2005	88,000	13.9484	1,227,459.20

(2) Excludes commissions and other execution-related costs.

Purchase (Sale) of Shares effected by CD Capital for the account of NWOP II

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(3)
11/9/2005	2,778	11.3541	31,541.69
11/10/2005	83,340	11.3751	948,000.83
11/10/2005	13,890	11.466	159,262.74
11/11/2005	13,920	11.5517	160,799.66
11/14/2005	11,112	11.6006	128,905.87
11/15/2005	10,001	11.6	116,011.60
11/15/2005	8,334	11.5936	96,621.06
11/15/2005	6,667	11.6434	77,626.55
11/16/2005	28,294	11.6419	329,395.92
11/16/2005	556	11.6	6,449.60
11/17/2005	7,765	12.0046	93,215.72
11/17/2005	2,834	11.76	33,327.84
11/18/2005	3,056	12.1942	37,265.48
11/18/2005	56	11.99	671.44)
11/21/2005	9,445	12.23	115,512.35
11/21/2005	425	12.2089	5,188.78
11/22/2005	31,800	12.7841	406,534.38
11/22/2005	4,584	12.4607	57,119.85
11/23/2005	22,500	12.8657	289,478.25
11/23/2005	51	12.8504	655.37
11/25/2005	4,893	12.9155	63,195.54
11/28/2005	23,821	12.5561	299,098.86

(3) Excludes commissions and other execution-related costs.

Purchase (Sale) of Shares effected by CD Capital for the account of NWFP

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(4)
11/9/2005	2,222	11.3541	25,228.81
11/10/2005	66,660	11.3751	758,264.17
11/10/2005	11,110	11.466	127,387.26
11/11/2005	11,134	11.5517	128,616.63
11/14/2005	8,888	11.6006	103,106.13
11/15/2005	7,999	11.6	92,788.40
11/15/2005	6,666	11.5936	77,282.94
11/15/2005	5,333	11.6434	62,094.25
11/16/2005	22,631	11.6419	263,467.84
11/16/2005	444	11.6	5,150.40
11/17/2005	6,210	12.0046	74,548.57
11/17/2005	2,266	11.76	26,648.16
11/18/2005	2,444	12.1942	29,802.62
11/18/2005	44	11.99	527.56
11/21/2005	7,555	12.23	92,397.65
11/21/2005	340	12.2089	4,151.03
11/22/2005	5,700	12.7841	72,869.37
11/22/2005	3,666	12.4607	45,680.93

(4) Excludes commissions and other execution-related costs.

Purchase (Sale) of Shares effected by CD Capital for the account of EGI-NP

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(5)
10/20/2005	650	12.75	8,287.50
10/21/2005	312	12.25	3,822.00
10/24/2005	364	12.2429	4,456.42
10/25/2005	1,500	12.0611	18,091.65
10/26/2005	1,500	11.6897	17,534.55
10/27/2005	1,200	11.4768	13,772.16
11/22/2005	5,000	12.7841	63,920.50
11/22/2005	1,100	12.4607	13,706.77
11/23/2005	5,000	12.8657	64,328.50
11/23/2005	5,000	12.8504	64,252.00
11/25/2005	4,894	12.9155	63,208.46
11/28/2005	6,363	12.5561	79,894.46
12/7/2005	25,000	11.751	293,775.00
12/7/2005	10,000	11.6895	116,895.00
12/8/2005	1,900	12.3605	23,484.95
12/9/2005	3,100	12.5654	38,952.74
12/12/2005	5,000	13.1406	65,523.00
12/13/2005	5,000	13.3125	66,562.50

(5) Excludes commissions and other execution-related costs.

Purchase (Sale) of Shares effected by CD Capital for the account of JPF

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(6)
10/20/2005	215	12.75	2,741.25
10/21/2005	103	12.25	1,261.75
10/24/2005	120	12.2429	1,469.15
10/25/2005	500	12.0611	6,030.55
10/26/2005	500	11.6897	5,844.85
10/27/2005	400	11.4768	4,590.72
11/21/2005	3,000	12.23	36,690.00
11/21/2005	135	12.2089	1,648.20
11/22/2005	7,500	12.7841	95,880.75
11/22/2005	1,650	12.4607	20,560.16
11/23/2005	5,000	12.8657	64,328.50
11/23/2005	5,000	12.8504	64,252.00

(6) Excludes commissions and other execution-related costs.

Purchase (Sale) of Shares effected by Mr. Ziegelman for the account of ZP-LP

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(7)
11/28/2005	2,500	12.4	31,000.00
11/29/2005	7,500	12.1333	90,999.75
12/07/2005	5,000	11.689	58,445.00

(7) Excludes commissions and other execution-related costs.

Purchase (Sale) of Shares effected by CD Capital for the account of other non-Reporting Person entities

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(8)
10/20/2005	430	12.75	5,482.50
10/21/2005	206	12.25	2,523.50
10/24/2005	240	12.2429	2,938.30
11/30/2005	(500)	(12.11)	(6,055.00)
12/1/2005	(554)	(11.75)	(6,509.50)
12/2/2005	(7,380)	(12.4862)	(92,148.16)
12/5/2005	(25,000)	(11.6345)	(290,862.50)

(8) Excludes commissions and other execution-related costs.